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                             July 11, 2022

       Jesse Sutton
       Chief Executive Officer
       Ultimax Digital, Inc.
       420 Lexington Avenue, Suite 230
       New York, NY 10170

                                                        Re: Ultimax Digital,
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted June 7,
2022
                                                            CIK No. 0001878543

       Dear Mr. Sutton:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 17, 2022 letter.

       Draft Registration Statement on Form S-1 Submitted on June 7, 2022

       Summary of the Offering
       Certain Corporate Governance Development, page 13

   1. We note your response to our prior comment 4 and reissue the comment in part. Please add a discussion of the
Stockholders' Agreement and Voting Agreement with your
                                                        founders and early
investors to your discussion of Related Party Transactions pursuant to
                                                        Item 404 of Regulation
S-K.
       Business, page 65

   2. Please refer to prior comment 8 and include a risk factor addressing the uncertainty and
 Jesse Sutton
Ultimax Digital, Inc.
July 11, 2022
Page 2
         consequences of making an incorrect assessment or a regulator disagreeing with your assessment of whether particular crypto assets are securities within the meaning of the
         U.S. federal securities laws, and clarify that such processes are risk-based assessments and are not a legal standard or binding on regulators.
3. Please refer to prior comment 19 and revise to discuss how revenue from the initial sale of
         NFTs on your platform is divided between the company and the developers and content creators. We note the example that you include on page 74 of how revenues will be split between the company, game developer and the content creator. Clarify whether the company intends to retain 50% of all initial sales of NFTs on your platform.
Ultimax NFT Toolkit and Plug-in, page 73

4. We note your response to our prior comment 18 where you indicated you "will purchase
         just enough of Polygon   s native token, MATIC, as is needed to mint
NFTs and distribute
         payments to video game publishers utilizing the NFT Plug-In." Please expand this discussion to clarify how they company will assess what "just enough" entails and the reserve ratios of MATIC to be held by the company, if any.
Notes to Financial Statements
Note 3. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

5. We reissue prior comment 23. Please revise your revenue recognition policy to give effect to the adoption of ASU 2014-09. In this regard, we note that you continue to refer to ASC 605.
Note 6. Employee Stock-Based Compensation, page F-13

6. We reissue prior comment 24. Please revise to provide the additional disclosures required under ASC 718-10-50-2.
General
FirstName LastNameJesse Sutton
Comapany
7.         NameUltimax
       We note            Digital,
                your response      Inc.
                              to comment   26. Please clarify how the proceeds
of NFT sales are
       divided between
July 11, 2022 Page 2    the company   and gamers who create NFTs through the
platform.
FirstName LastName
 Jesse Sutton
FirstName  LastNameJesse Sutton
Ultimax Digital, Inc.
Comapany
July       NameUltimax Digital, Inc.
     11, 2022
July 11,
Page  3 2022 Page 3
FirstName LastName
       You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Paul Goodman